FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of July, 2011

Commission File Number: 001-12518

Banco Santander, S.A.
(Exact name of registrant as specified in its charter)

Ciudad Grupo Santander
28660 Boadilla del Monte (Madrid) Spain
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Banco Santander, S.A.

TABLE OF CONTENTS

Item

1	Material Fact dated July 15, 2011

MATERIAL FACT

Banco Santander announces that the results of stress test conducted by the European Banking Authority (EBA), in cooperation with the Bank of Spain, the European Central Bank (ECB), the European Commission (EC) and the European Systemic Risk Board (ESRB) show that Banco Santander would end 2012 with a Core Tier 1 ratio of 8.4%, well above the 5% minimum set out by the EBA for the purpose of the stress tests. The Core Tier 1 ratio would stand at 8.9% including generic provisions.

The stress test has been carried out using a static balance sheet assumption as at 31 December, 2010 and a constant business model in terms of geographies and products. Acquisitions and divestments are not considered, so it does not reflect a forecast of the
Group’s results for the next two years.

The tables with the results are attached.

Boadilla del Monte (Madrid), July 15, 2011

Item 1

Results of the 2011 EBA EU-wide stress test: Summary (1-3)

Name of the bank: BANCO SANTANDER S.A.

Actual results at 31 December 2010	million EUR, %
Operating profit before impairments	23,624
Impairment losses on financial and non-financial assets in the banking book	-10,466

Risk weighted assets(4)	594,284
Core Tier 1 capital (4)	41,998
Core Tier 1 capital ratio, % (4)	7.1%
Additional capital needed to reach a 5 % Core Tier 1 capital benchmark

Outcomes of the adverse scenario at 31 December 2012, excluding all mitigating actions taken in 2011%
Core Tier 1 Capital ratio	8.4%

Outcomes of the adverse scenario at 31 December 2012, including recognised mitigating measures as of 30 April 2011	million EUR, %
2 yr cumulative operating profit before impairments	43,694
2 yr cumulative impairment losses on financial and non-financial assets in the banking book	-29,773
2 yr cumulative losses from the stress in the trading book	-1,717
of which valuation losses due to sovereign shock	-204

Risk weighted assets	650,979
Core Tier 1 Capital	54,364
Core Tier 1 Capital ratio (%)	8.4%
Additional capital needed to reach a 5 % Core Tier 1 capital benchmark

Effects from the recognised mitigating measures put in place until 30 April 2011 (5)
Equity raisings announced and fully committed between 31 December 2010 and 30 April 2011 (CT1 million EUR)	0

Effect of government support publicly announced and fully committed in period from 31 December 2010 to 30 April 2011 on Core Tier 1 capital ratio (percentage points of CT1 ratio)	0.0

Effect of mandatory restructuring plans, publicly announced and fully committed in period from 31 December 2010 to 30 April 2011 on Core Tier 1 capital ratio (percentage points of CT1 ratio)	0.0

Additional taken or planned mitigating measures	percentage points contributing to capital ratio
Use of provisions and/or other reserves (including release of countercyclical provisions)	0.5
Divestments and other management actions taken by 30 April 2011	0.0
Other disinvestments and restructuring measures, including also future mandatory restructuring	0.0
not yet approved with the EU Commission under the EU State Aid rules

Future planned issuances of common equity instruments (private issuances)	0.0
Future planned government subscriptions of capital instruments (including hybrids)	0.0
Other (existing and future) instruments recognised as appropriate back-stop measures by	0.0
national supervisory authorities

Supervisory recognised capital ratio after all current and future mitigating actions as of 31 December 2012, % (6)	8.9%

Notes

(1)
The stress test was carried using the EBA common methodology, which includes a static balance sheet assumption and incorporates regulatory transitional floors, where binding (see http://www.eba.europa.eu/EU-wide-stress-testing/2011.aspx for the details on the EBA methodology).

(2)
All capital elements and ratios are presented in accordance with the EBA definition of Core Tier 1 capital set up for the purposes of the EU-wide stress test, and therefore may differ from the definitions used by national supervisory authorities and/or reported by institutions in public disclosures.

(3)	Neither baseline scenario nor the adverse scenario and results of the stress test should in any way be construed as a bank's forecast or directly compared to bank's other published information.

(4)
Full static balance sheet assumption excluding any mitigating management actions, mandatory restructuring or capital raisings post 31 December 2010 (all government support measures and capital raisings fully paid in before 31 December 2010 are included).

(5)
Effects of capital raisings, government support and mandatory restructuring plans publicly announced and fully committed in period from 31 December 2010 to 30 April 2011, which are incorporated in the Core Tier 1 capital ratio reported as the outcome of the stress test.

(6)
The supervisory recognised capital ratio computed on the basis of additional mitigating measures presented in this section. The ratio is based primarily on the EBA definition, but may include other mitigating measures not recognised by the EBA methodology as having impacts in the Core Tier 1 capital, but which are considered by the national supervisory authorities as appropriate mitigating measures for the stressed conditions. Where applicable, such measures are explained in the additional announcements issued by banks/national supervisory authorities. Details of all mitigating measures are presented in the worksheet "3 - Mitigating measures).

Results of the 2011 EBA EU-wide stress test: Aggregate information and evolution of capital (1-4)

Name of the bank: BANCO SANTANDER S.A.

All in million EUR, or %

A. Results of the stress test based on the full static balance sheet assumption without any mitigating actions, mandatory restructuring or capital raisings post 31 December 2010 (all government support measures fully paid in before 31 December 2010 are included)

		Baseline scenario		Adverse scenario
Capital adequacy	2010	2011	2012	2011	2012
Risk weighted assets (full static balance sheet assumption)	594,284	613,279	622,571	626,921	650,979
Common equity according to EBA definition	41,998	47,002	59,374	45,053	54,364
of which ordinary shares subscribed by government	0	0	0	0	0
Other existing subscribed government capital (before 31 December 2010)	0	0	0	0	0
Core Tier 1 capital (full static balance sheet assumption)	41,998	47,002	59,374	45,053	54,364
Core Tier 1 capital ratio (%)	7.1%	7.7%	9.5%	7.2%	8.4%

B. Results of the stress test recognising capital issuance and mandatory restructuring plans publicly announced and fully committed before 31 December 2010

		Baseline scenario		Adverse scenario
Capital adequacy	2010	2011	2012	2011	2012
Risk weighted assets (full static balance sheet assumption)	594,284	613,279	622,571	626,921	650,979
Effect of mandatory restructuring plans, publicly announced and
fully committed before 31 December 2010 on RWA (+/-)		0	0	0	0
Risk weighted assets after the effects of mandatory restructuring plans
publicly announced and fully committed before 31 December 2010	594,284	613,279	622,571	626,921	650,979
Core Tier 1 Capital (full static balance sheet assumption)	41,998	47,002	59,374	45,053	54,364
Effect of mandatory restructuring plans, publicly announced and fully committed before 31 December 2010 on Core Tier 1 capital
(+/-)		0	0	0	0
Core Tier 1 capital after the effects of mandatory restructuring plans
publicly announced and fully committed before 31 December 2010	41,998	47,002	59,374	45,053	54,364
Core Tier 1 capital ratio (%)	7.1%	7.7%	9.5%	7.2%	8.4%

C. Results of the stress test recognising capital issuance and mandatory restructuring plans publicly announced and fully committed before 30 April 2011

		Baseline scenario		Adverse scenario
Capital adequacy	2010	2011	2012	2011	2012
Risk weighted assets after the effects of mandatory restructuring plans
publicly announced and fully committed before 31 December 2010	594,284	613,279	622,571	626,921	650,979
Effect of mandatory restructuring plans, publicly announced and fully committed in period from 31 December 2010 to 30 April 2011
on RWA (+/-)		0	0	0	0
Risk weighted assets after the effects of mandatory restructuring plans
publicly announced and fully committed before 30 April 2011		613,279	622,571	626,921	650,979
of which RWA in banking book		504,535	513,716	517,752	541,249
of which RWA in trading book		44,057	44,169	44,483	45,044
RWA on securitisation positions (banking and trading book)		22,587	26,234	33,605	47,287
Total assets after the effects of mandatory restructuring plans publicly announced and fully committed and equity raised and fully committed by
30 April 2011	1,223,267	1,223,267	1,223,267	1,223,267	1,223,267
Core Tier 1 capital after the effects of mandatory restructuring plans
publicly announced and fully committed before 31 December 2010	41,998	47,002	59,374	45,053	54,364
Equity raised between 31 December 2010 and 30 April 2011		0	0	0	0
Equity raisings fully committed (but not paid in) between 31
December 2010 and 30 April 2011		0	0	0	0
Effect of government support publicly announced and fully
committed in period from 31 December 2010 to 30 April 2011 on
Core Tier 1 capital (+/-)		0	0	0	0
Effect of mandatory restructuring plans, publicly announced and fully committed in period from 31 December 2010 to 30 April 2011
on Core Tier 1 capital (+/-)		0	0	0	0
Core Tier 1 capital after government support, capital raisings and effects
of restructuring plans fully committed by 30 April 2011		47,002	59,374	45,053	54,364
Tier 1 capital after government support, capital raisings and effects of
restructuring plans fully committed by 30 April 2011		52,976	65,348	51,026	60,338
Total regulatory capital after government support, capital raisings and
effects of restructuring plans fully committed by 30 April 2011		67,369	78,463	65,419	73,453
Core Tier 1 capital ratio (%)	7.1%	7.7%	9.5%	7.2%	8.4%
Additional capital needed to reach a 5% Core Tier 1 capital
benchmark

		Baseline scenario		Adverse scenario
Profit and losses	2010	2011	2012	2011	2012
Net interest income	28,999	27,918	29,005	27,919	27,168
Trading income	1,334	895	895	352	352
of which trading losses from stress scenarios		-316	-316	-859	-859
of which valuation losses due to sovereign shock				-102	-102
Other operating income (5)	1,717	1,530	1,128	2,323	2,355
Operating profit before impairments	23,624	21,954	22,639	22,207	21,487
Impairments on financial and non-financial assets in the banking
book (6)	-10,466	-10,762	-8,359	-15,002	-14,771
Operating profit after impairments and other losses from the stress	13,158	11,192	14,280	7,205	6,716
Other income (5,6)	-1,319	-1,838	-1,797	-2,114	-1,708
Net profit after tax (7)	9,079	7,246	9,545	4,088	4,004
of which carried over to capital (retained earnings)	5,748	4,617	5,543	2,667	2,483
of which distributed as dividends	3,331	2,628	4,002	1,421	1,521

		Baseline scenario		Adverse scenario
Additional information	2010	2011	2012	2011	2012
Deferred Tax Assets (8)	12,715	12,715	12,715	12,715	12,715

Stock of provisions (9)	20,775	31,648	40,086	35,696	49,708
of which stock of provisions for non-defaulted assets	8,252	8,273	8,423	8,364	8,606
of which Sovereigns (10)	31	31	31	107	183
of which Institutions (10)	175	175	175	190	206
of which Corporate (excluding Commercial real estate)	1,734	1,734	1,734	1,734	1,734
of which Retail (excluding Commercial real estate)	6,279	6,300	6,450	6,300	6,450
of which Commercial real estate (11)	33	33	33	33	33
of which stock of provisions for defaulted assets	12,523	23,376	31,663	27,331	41,102
of which Corporate (excluding Commercial real estate)	4,504	6,718	7,914	8,563	11,402
of which Retail (excluding commercial real estate)	7,593	15,847	22,762	17,651	28,032
of which Commercial real estate	400	785	960	1,092	1,642
Coverage ratio (%) (12)
Corporate (excluding Commercial real estate)	40.0%	35.7%	32.7%	37.7%	35.8%
Retail (excluding Commercial real estate)	43.2%	44.9%	43.7%	46.5%	45.9%
Commercial real estate	26.4%	22.3%	20.5%	25.5%	26.4%
Loss rates (%) (13)
Corporate (excluding Commercial real estate)	0.7%	0.8%	0.4%	1.5%	1.0%
Retail (excluding Commercial real estate)	1.9%	1.7%	1.4%	2.1%	2.1%
Commercial real estate	2.4%	1.2%	0.5%	2.2%	1.7%
Funding cost (bps)	235			291	348

D. Other mitigating measures (see Mitigating measures worksheet for details), million EUR (14)

All effects as compared to regulatory aggregates as reported in Section	Baseline scenario		Adverse scenario
C	2011	2012	2011	2012
A) Use of provisions and/or other reserves (including release of
countercyclical provisions), capital ratio effect (6)	3,353	3,555	3,229	3,304
B) Divestments and other management actions taken by 30 April 2011,
RWA effect (+/-)	0	0	0	0
B1) Divestments and other business decisions taken by 30 April 2011,
capital ratio effect (+/-)	0	0	0	0
C) Other disinvestments and restructuring measures, including also future mandatory restructuring not yet approved with the EU Commission under
the EU State Aid rules, RWA effect (+/-)	0	0	0	0
C1) Other disinvestments and restructuring measures, including also future mandatory restructuring not yet approved with the EU Commission
under the EU State Aid rules, capital ratio effect (+/-)	0	0	0	0
D) Future planned issuances of common equity instruments (private
issuances), capital ratio effect	0	0	0	0
E) Future planned government subscriptions of capital instruments
(including hybrids), capital ratio effect	0	0	0	0
F) Other (existing and future) instruments recognised as appropriate back-
stop measures by national supervisory authorities, RWA effect (+/-)	0	0	0	0
F1) Other (existing and future) instruments recognised as appropriate back-stop measures by national supervisory authorities, capital ratio
effect (+/-)	6,829	0	6,829	0
Risk weighted assets after other mitigating measures (B+C+F)	613,279	622,571	626,921	650,979
Capital after other mitigating measures (A+B1+C1+D+E+F1)	57,184	62,929	55,110	57,668
Supervisory recognised capital ratio (%) (15)	9.3%	10.1%	8.8%	8.9%

Notes and definitions

(1)
The stress test was carried using the EBA common methodology, which includes a static balance sheet assumption (see http://www.eba.europa.eu/EU-wide-stress-testing/2011.aspx for the details on the EBA methodology).

(2)
All capital elements and ratios are presented in accordance with the EBA definition of Core Tier 1 capital set up for the purposes of the EU-wide stress test, and therefore may differ from the definitions used by national supervisory authorities and/or reported by institutions in public disclosures.

(3)	Neither baseline scenario nor the adverse scenario and results of the stress test should in any way be construed as a bank's forecast or directly compared to bank's other published information.

(4)
Regulatory transitional floors are applied where binding. RWA for credit risk have been calculated in accordance with the EBA methodology assuming an additional floor imposed at a level of RWA, before regulatory transitional floors, for December 2010 for both IRB and STA portfolios.

(5)
Banks are required to provide explanations of what "Other operating income" and "Other income" constitutes for.
Composition of "Other operating income" and "Other income":
1- The dividends and payments on equity instruments out of profits generated by investees after the acquisition of the equity interest and being registered on the AFS.
2- The amount of profit or loss attributable to the Group generated during the year by associates.
3- Shows the gains or losses on currency dealings, the differences that arise on translations of monetary items in foreign currencies to the functional currency, and those disclosed on non-monetary assets in foreign currency at the time of their disposal.
4- Other Operating Income and Other Operating Expenses: Non financial Services and Other operating expenses

(6)
If under the national legislation, the release of countercyclical provisions and/or other similar reserves is allowed, this figure for 2010 could be included either in rows "Impairments on financial assets in the banking book" or "Other income" for 2010, whereas under the EU-wide stress test methodology such release for 2011-2012 should be reported in Section D as other mitigating measures.

(7)	Net profit includes profit attributable to minority interests.

(8)	Deferred tax assets as referred to in paragraph 69 of BCBS publication dated December 2010 : “Basel 3 – a global regulatory framework for more resilient banks and banking systems”.

(9)	Stock of provisions includes collective and specific provisions as well as countercyclical provisions, in the jurisdictions, where required by the national legislation.

(10)
Provisions for non-defaulted exposures to sovereigns and financial institutions have been computed taking into account benchmark risk parameters (PDs and LGDs) provided by the EBA and referring to external credit ratings and assuming hypothetical scenario of rating agency downgrades of sovereigns.

(11)	For definition of commercial real estate please refer to footnote (5) in the worksheet "4 - EADs".

(12)	Coverage ratio = stock of provisions on defaulted assets / stock of defaulted assets expressed in EAD for the specific portfolio.

(13)
Loss rate = total impairment flow (specific and collective impairment flow) for a year / total EAD for the specific portfolio (including defaulted and non-defaulted assets but excluding securitisation and counterparty credit risk exposures).

(14)	All elements are be reported net of tax effects.

(15)
The supervisory recognised capital ratio computed on the basis of additional mitigating measures presented in this section. The ratio is based primarily on the EBA definition, but may include other mitigating measures not recognised by the EBA methodology as having impacts in the Core Tier 1 capital, but which are considered by the national supervisory authorities as appropriate mitigating measures for the stressed conditions. Where applicable, such measures are explained in the additional announcements issued by banks/national supervisory authorities. Details of all mitigating measures are presented in the worksheet "3 - Mitigating measures).

Results of the 2011 EBA EU-wide stress test: Composition of capital as of 31 December 2010

Name of the bank: BANCO SANTANDER S.A.

Situation at December 2010	December 2010		References to COREP reporting
	Million EUR	% RWA
A) Common equity before deductions (Original own funds without hybrid instruments and government support measures other than ordinary shares) (+)	43,248	7.3%	COREP CA 1.1 - hybrid instruments and government support measures other than ordinary shares
Of which: (+) eligible capital and reserves	70,963	11.9%	COREP CA 1.1.1 + COREP line 1.1.2.1
Of which: (-) intangibles assets (including goodwill)	-27,714	-4.7%	Net amount included in T1 own funds (COREP line 1.1.5.1)
Of which: (-/+) adjustment to valuation differences in other AFS assets (1)	1.286	0.2%	Prudential filters for regulatory capital (COREP line 1.1.2.6.06)
B) Deductions from common equity (Elements deducted from original own funds) (-)	-1,251	-0.2%	COREP CA 1.3.T1* (negative amount)
Of which: (-) deductions of participations and subordinated claims	-854	-0.1%	Total of items as defined by Article 57 (l), (m), (n) (o) and (p) of Directive 2006/48/EC and deducted from original own funds (COREP lines from 1.3.1 to 1.3.5 included in line 1.3.T1*)
Of which: (-) securitisation exposures not included in RWA	-387	-0.1%	COREP line 1.3.7 included in line 1.3.T1*
Of which: (-) IRB provision shortfall and IRB equity expected loss amounts (before tax)	-9	0.0%	As defined by Article 57 (q) of Directive 2006/48/EC (COREP line 1.3.8 included in 1.3.T1*)
C) Common equity (A+B)	41,998	7.1%
Of which: ordinary shares subscribed by government	0	0.0%	Paid up ordinary shares subscribed by government
D) Other Existing government support measures (+)	0	0.0%
E) Core Tier 1 including existing government support measures (C+D)	41,998	7.1%	Common equity + Existing government support measures included in T1 other than ordinary shares
Difference from benchmark capital threshold (CT1 5%)	12,283	2.1%	Core tier 1 including government support measures - (RWA*5%)
F) Hybrid instruments not subscribed by government	5,974	1.0%	Net amount included in T1 own funds (COREP line 1.1.4.1a + COREP lines from 1.1.2.2***01 to 1.1.2.2***05 + COREP line 1.1.5.2a (negative amount)) not subscribed by government
Tier 1 Capital (E+F) (Total original own funds for general solvency purposes)	47,972	8.1%	COREP CA 1.4 = COREP CA 1.1 + COREP CA 1.3.T1* (negative amount)
Tier 2 Capital (Total additional own funds for general solvency purposes)	14,550	2.4%	COREP CA 1.5
Tier 3 Capital (Total additional own funds specific to cover market risks)	0	0.0%	COREP CA 1.6
Total Capital (Total own funds for solvency purposes)	62,522	10.5%	COREP CA 1
Memorandum items
Amount of holdings, participations and subordinated claims in credit, financial and insurance institutions not deducted for the computation of core tier 1 but deducted for the computation of total own funds	-854	-0.1%	Total of items as defined by Article 57 (l), (m), (n) (o) and (p) of Directive 2006/48/EC not deducted for the computation of original own funds
Amount of securitisation exposures not included in RWA and not deducted for the computation of core tier 1 but deducted for the computation of total own funds	-387	-0.1%	Total of items as defined by Article 57 (r) of Directive 2006/48/EC not deducted for the computation of original own funds
Deferred tax assets (2)	12,715	2.1%	As referred to in paragraph 69 of BCBS publication dated December 2010 : “Basel 3 – a global regulatory framework for more resilient banks and banking systems”
Minority interests (excluding hybrid instruments) (2)	5,260	0.9%	Gross amount of minority interests as defined by Article 65 1. (a) of Directive 2006/48/EC
Valuation differences eligible as original own funds (-/+) (3)	-	0.0%	COREP line 1.1.2.6

Notes and definitions

(1)	The amount is already included in the computation of the eligible capital and reserves and it is provided separately for information purposes.
(2)	According to the Basel 3 framework specific rules apply for the treatment of these items under the Basel 3 framework, no full deduction is required for the computation of common equity.
(3)
This item represents the impact in original own funds of valuation differences arising from the application of fair value measurement to certain financial instruments (AFS/FVO) and property assets after the application of prudential filters.

Results of the 2011 EBA EU-wide stress test: Overview of mitigating measures (1-2)

Name of the bank: BANCO SANTANDER S.A.

Use of countercyclical provisions, divestments and other management actions

Please fill in the table using a separate row for each measure	Narrative description	Date of completion (actual or planned for future issuances)	Capital / P&L impact (in million EUR)	RWA impact (in million EUR)	Capital ratio impact (as of 31 December 2012) %
A) Use of provisions and/or other reserves (including release of countercyclical provisions), (3)
Use of Collective provisions	Excess of collective provisions over IRB non defaulted expected loss, net of taxes	actual	3,304	0	0.5%

B) Divestments and other management actions taken by 30 April 2011
1)
2)

C) Other disinvestments and restructuring measures, including also future mandatory restructuring not yet approved with the EU Commission under the EU State Aid rules
1)
2)

Future capital raisings and other back stop measures

Please fill in the table using a separate row for each measure	Date of issuance (actual or planned for future issuances, dd/mm/yy)						Conversion clause (where appropriate
		Amount	Maturity	Loss absorbency in going concern	Flexibility of payments (capacity to	Permanence (Undated and without incentive to redeem)	Nature of conversion	Date of conversion	Triggers	Conversion in common equity
		(in million EUR)	(dated/ undated)(4)	(Yes/No)	(Yes/No)	(Yes/No)	(mandatory/ discretionary)	(at any time/from a specific date: dd/mm/yy)	(description of the triggers)	(Yes/No)
D) Future planned issuances of common equity instruments (private issuances)

E) Future planned government subscriptions of capital instruments (including hybrids)
1) Denomination of the instrument
2)

F) Other (existing and future) instruments recognised as back stop measures by national supervisory authorities (including hybrids)
1) Valores Santander	4/10/2007	7,000	undated	Yes	Yes	Yes	mandatory	04/10/12	no required	Yes
2)

Notes and definitions

(1)	The order of the measures follows the order of mitigating measures reported in the Section D of the worksheet "1 - Aggregate information".
(2)	All elements are be reported net of tax effects.
(3)
If under the national legislation, the release of countercyclical provisions and/or other similar reserves is allowed, this figure for 2010 could be included either in rows "Impairments on financial assets in the banking book" or "Other income" for 2010, whereas under the EU-wide stress test methodology such release for 2011-2012 should be reported in Section D of the worksheet "1- Aggregate information" as other mitigating measures and explained in this worksheet.

(4)	If dated please insert the maturity date (dd/mm/yy) otherwise specify undated.

Results of the 2011 EBA EU-wide stress test: Credit risk exposures (EAD - exposure at default), as of 31 December 2010, mln EUR, (1-5)

Name of the bank:
BANCO SANTANDER
S.A.

All values in million EUR, or %

	Non-defaulted exposures										Defaulted exposures (excluding sovereign)	Total exposures (7)
	Institutions	Corporate(excluding commercial real estate)	Retail (excluding commercial real estate)						Commercial Real Estate
				of which Residential mortgages		of which Revolving	of which SME	of which other		Loan to Value (LTV) ratio (%) (6)
					Loan to Value(LTV) ratio(%), (6)
Austria			0
Belgium			0
Bulgaria			0
Cyprus			0
Czech Republic			0
Denmark			0
Estonia			0
Finland			0
France			0
Germany			0
Greece			0
Hungary			0
Iceland			0
Ireland			0
Italy			0
Latvia			0
Liechtenstein			0
Lithuania			0
Luxembourg			0
Malta			0
Netherlands			0
Norway			0
Poland			0
Portugal	1,385	13,044	20,784	16,731	56	169	187	3,696	342	61	946	44,758
Romania			0
Slovakia			0
Slovenia			0
Spain	29,314	151,243	99,219	73,260	51	5,631	7,613	12,716	9,437	49	13,419	355,523
Sweden			0
United Kingdom	6,501	30,487	216,098	197,620	51	11,444	606	6,429	4,091	51	5,577	292,735
United States	3,323	12,786	34,564	18,439	67	31	979	15,114	8,366	75	2,375	64,673
Japan			0
Other non EEA non
Emerging countries			0
Asia	73		0									73
Middle and South
America	10,079	56,282	65,299	15,665	61	10,917	11,238	27,478	7,882	75	6,099	203,221
Eastern Europe non EEA			0
Others	732	4,503	37,704	1,190	64	1,263	1,859	33,392	452	71	2,076	46,736
Total	51,407	268,346	473,667	322,905		29,456	22,482	98,824	30,569		30,493	1,007,719

Notes and definitions
(1) EAD - Exposure at Default or exposure value in the meaning of the CRD.
(2) The EAD reported here are based on the methodologies and portfolio breakdowns used in the 2011 EU-wide stress test, and hence may differ from the EAD reported by banks in their Pillar 3 disclosures, which can vary based on national regulation. For example, this would affect breakdown of EAD for real estate exposures and SME exposures.
(3) Breakdown by country and macro area (e.g. Asia) when EAD >=5%. In any case coverage 100% of total EAD should be ensured (if exact mapping of some exposures to geographies is not possible, they should be allocated to the group “others”).
(4) The allocation of countries and exposures to macro areas and emerging/non-emerging is according to the IMF WEO country groupings. See: http://www.imf.org/external/pubs/ft/weo/2010/01/weodata/groups.htm
(5) Residential real estate property which is or will be occupied or let by the owner, or the beneficial owner in the case of personal investment companies, and commercial real estate property, that is, offices and other commercial premises, which are recognised as eligible collateral in the meaning of the CRD, with the following criteria, which need to be met: (a) the value of the property does not materially depend upon the credit quality of the obligor. This requirement does not preclude situations where purely macro economic factors affect both the value of the property and the performance of the borrower; and (b) the risk of the borrower does not materially depend upon the performance of the underlying property or project, but rather on the underlying capacity of the borrower to repay the debt from other sources. As such, repayment of the facility does not materially depend on any cash flow generated by the underlying property serving as collateral.
(6) Loan to value ratio - ratio of EAD to the market value of real estate used as collateral for such exposures. Given the different methodologies applied to assessing the value, the bank is required to explain the computation of the ratio. In particular (a) whether collateral values is marked-to-market or any other valuation method is used, (b) whether the amount has been adjusted for principal repayments, and (c) how guarantees other than the underlying property are treated.

Definition of Loan to Value ratio used:
(a): Value of collateral is defined by an appraisal performed by independent and specialized institutions. Updated values with housing price index in Spain and UK.
(b): The amount is adjusted for principal repayments
(c): LTV only includes the underlying property

(7) Total exposures is the total EAD according to the CRD definition based on which the bank computes RWA for credit risk. Total exposures, in addition to the exposures broken down by regulatory portfolios in this table, include EAD for securitisation transactions, counterparty credit risk, sovereigns, guaranteed by sovereigns, public sector entities and central banks.

Results of the 2011 EBA EU-wide stress test: Exposures to sovereigns (central and local governments), as of 31 December 2010, mln EUR (1,2)

Name of the bank: BANCO SANTANDER S.A.

All values in million EUR

Residual Maturity	Country/Region	GROSS DIRECT LONG EXPOSURES (accounting value gross of specific provisions)		NET DIRECT POSITIONS (gross exposures (long) net of cash short position of sovereign debt to other counterparties only where there is maturity matching)				DIRECT SOVEREIGN EXPOSURES IN DERIVATIVES	INDIRECT SOVEREIGN EXPOSURES IN THE TRADING BOOK
					of which: AFS banking book	of which: FVO(designated at fair value through profit & loss)banking book	of which: Trading book (3)
			of which: loans and advances					Net position at fair values(Derivatives with positive fair value + Derivatives with negative fair value)	Net position at fair values(Derivatives with positive fair value + Derivatives with negative fair value)
3M		0	0	0	0	0	0
1Y		0	0	0	0	0	0
2Y		63	0	63	0	0	63
3Y	Austria	0	0	0	0	0	0
5Y		0	0	0	0	0	0		1
10Y		1	0	1	0	0	1		-1
15Y		0	0	0	0	0	0
		64	0	63	0	0	63	0	0
3M		0	0	0	0	0	0
1Y		0	0	0	0	0	0
2Y		6	0	0	0	0	0
3Y	Belgium	0	0	0	0	0	0		0
5Y		54	0	54	0	0	54		-2
10Y		75	0	0	0	0	0
15Y		16	0	16	0	0	16
		152	0	71	0	0	71	0	-2
3M		0	0	0	0	0	0
1Y		0	0	0	0	0	0
2Y		0	0	0	0	0	0		0
3Y	Bulgaria	0	0	0	0	0	0
5Y		0	0	0	0	0	0
10Y		0	0	0	0	0	0
15Y		0	0	0	0	0	0
		0	0	0	0	0	0	0	0
3M		0	0	0	0	0	0
1Y		0	0	0	0	0	0
2Y		0	0	0	0	0	0
3Y	Cyprus	0	0	0	0	0	0
5Y		0	0	0	0	0	0
10Y		0	0	0	0	0	0
15Y		0	0	0	0	0	0
		0	0	0	0	0	0	0	0
3M		0	0	0	0	0	0
1Y		0	0	0	0	0	0
2Y		0	0	0	0	0	0
3Y	Czech Republic	0	0	0	0	0	0
5Y		0	0	0	0	0	0
10Y		0	0	0	0	0	0
15Y		0	0	0	0	0	0
		0	0	0	0	0	0	0	0
3M		0	0	0	0	0	0
1Y		0	0	0	0	0	0
2Y		0	0	0	0	0	0
3Y	Denmark	0	0	0	0	0	0
5Y		0	0	0	0	0	0		-1
10Y		0	0	0	0	0	0
15Y		0	0	0	0	0	0
		0	0	0	0	0	0	0	-1
3M		0	0	0	0	0	0
1Y		0	0	0	0	0	0
2Y		0	0	0	0	0	0
3Y	Estonia	0	0	0	0	0	0
5Y		0	0	0	0	0	0
10Y		0	0	0	0	0	0
15Y		0	0	0	0	0	0
		0	0	0	0	0	0	0	0
3M		0	0	0	0	0	0
1Y		0	0	0	0	0	0
2Y		0	0	0	0	0	0
3Y	Finland	0	0	0	0	0	0

Residual Maturity	Country/Region	GROSS DIRECT LONG EXPOSURES (accounting value gross of specific provisions)		NET DIRECT POSITIONS (gross exposures (long) net of cash short position of sovereign debt to other counterparties only where there is maturity matching)				DIRECT SOVEREIGN EXPOSURES IN DERIVATIVES	INDIRECT SOVEREIGN EXPOSURES IN THE TRADING BOOK
					of which: AFS banking book	of which: FVO (designated at fair value through profit & loss)banking book	of which: Trading book (3)
			of which: loans and advances					Net position at fair values(Derivatives with positive fair value + Derivatives with negative fair value)	Net position at fair values(Derivatives with positive fair value + Derivatives with negative fair value)
5Y		0	0	0	0	0	0		-1
10Y		0	0	0	0	0	0
15Y		0	0	0	0	0	0
		0	0	0	0	0	0	0	-1
3M		17	0	17	0	0	17
1Y		20	0	0	0	0	0		0
2Y		4	0	0	0	0	0		-1
3Y	France	8	0	0	0	0	0
5Y		96	0	33	0	0	33		1
10Y		368	0	47	0	0	47		-8
15Y		159	0	0	0	0	0
		672	0	97	0	0	97	0	-8
3M		32	0	29	0	0	29
1Y		20	0	19	0	0	19
2Y		9	0	0	0	0	0
3Y	Germany	77	0	0	0	0	0
5Y		43	0	0	0	0	0		-2
10Y		266	0	0	0	0	0
15Y		146	0	94	0	0	94
		593	0	142	0	0	142	0	-2
3M		0	0	0	0	0	0		-1
1Y		0	0	0	0	0	0
2Y		0	0	0	0	0	0
3Y	Greece	177	0	177	0	0	177
5Y		0	0	0	0	0	0		-3
10Y		0	0	0	0	0	0
15Y		0	0	0	0	0	0
		177	0	177	0	0	177	0	-4
3M		0	0	0	0	0	0
1Y		0	0	0	0	0	0		0
2Y		0	0	0	0	0	0
3Y	Hungary	0	0	0	0	0	0
5Y		0	0	0	0	0	0
10Y		0	0	0	0	0	0
15Y		0	0	0	0	0	0
		0	0	0	0	0	0	0	0
3M		0	0	0	0	0	0
1Y		0	0	0	0	0	0
2Y		0	0	0	0	0	0
3Y	Iceland	0	0	0	0	0	0
5Y		0	0	0	0	0	0
10Y		0	0	0	0	0	0
15Y		0	0	0	0	0	0
		0	0	0	0	0	0	0	0
3M		0	0	0	0	0	0
1Y		0	0	0	0	0	0
2Y		0	0	0	0	0	0
3Y	Ireland	0	0	0	0	0	0
5Y		0	0	0	0	0	0		-3
10Y		0	0	0	0	0	0
15Y		0	0	0	0	0	0
		0	0	0	0	0	0	0	-3
3M		83	0	83	0	0	83
1Y		6	0	4	0	0	4
2Y		67	0	41	0	0	41
3Y	Italy	222	0	132	0	0	132
5Y		134	0	0	0	0	0		-9
10Y		108	0	0	0	0	0		-17
15Y		95	0	0	0	0	0
		716	0	261	0	0	261	0	-26
3M		0	0	0	0	0	0
1Y		0	0	0	0	0	0
2Y		0	0	0	0	0	0
3Y	Latvia	0	0	0	0	0	0
5Y		0	0	0	0	0	0
10Y		0	0	0	0	0	0

Residual Maturity	Country/Region	GROSS DIRECT LONG EXPOSURES (accounting value gross of specific provisions)		NET DIRECT POSITIONS (gross exposures (long) net of cash short position of sovereign debt to other counterparties only where there is maturity matching)				DIRECT SOVEREIGN EXPOSURES IN DERIVATIVES	INDIRECT SOVEREIGN EXPOSURES IN THE TRADING BOOK
			of which: loans and advances		of which: AFS banking book	of which: FVO(designated at fair value through profit & loss) banking book	of which: Trading book (3)	Net position at fair values (Derivatives with positive fair value + Derivatives with negative fair value)	Net position at fair values(Derivatives with positive fair value + Derivatives with negative fair value)
15Y		0	0	0	0	0	0
		0	0	0	0	0	0	0	0
3M		0	0	0	0	0	0
1Y		0	0	0	0	0	0
2Y		0	0	0	0	0	0
3Y	Liechtenstein	0	0	0	0	0	0
5Y		0	0	0	0	0	0
10Y		0	0	0	0	0	0
15Y		0	0	0	0	0	0
		0	0	0	0	0	0	0	0
3M		0	0	0	0	0	0
1Y		0	0	0	0	0	0
2Y		0	0	0	0	0	0
3Y	Lithuania	0	0	0	0	0	0
5Y		0	0	0	0	0	0
10Y		0	0	0	0	0	0
15Y		0	0	0	0	0	0
		0	0	0	0	0	0	0	0
3M		0	0	0	0	0	0
1Y		0	0	0	0	0	0
2Y		0	0	0	0	0	0
3Y	Luxembourg	0	0	0	0	0	0
5Y		0	0	0	0	0	0
10Y		0	0	0	0	0	0
15Y		0	0	0	0	0	0
		0	0	0	0	0	0	0	0
3M		0	0	0	0	0	0
1Y		0	0	0	0	0	0
2Y		0	0	0	0	0	0
3Y	Malta	0	0	0	0	0	0
5Y		0	0	0	0	0	0
10Y		0	0	0	0	0	0
15Y		0	0	0	0	0	0
		0	0	0	0	0	0	0	0
3M		9	0	9	0	0	9
1Y		44	0	44	0	0	44
2Y		2	0	0	0	0	0
3Y	Netherlands	10	0	0	0	0	0		0
5Y		38	0	23	0	0	23		-2
10Y		72	0	44	0	0	44
15Y		3	0	0	0	0	0
		178	0	120	0	0	120	0	-2
3M		0	0	0	0	0	0
1Y		0	0	0	0	0	0
2Y		0	0	0	0	0	0
3Y	Norway	0	0	0	0	0	0
5Y		0	0	0	0	0	0		-1
10Y		0	0	0	0	0	0
15Y		0	0	0	0	0	0
		0	0	0	0	0	0	0	-1
3M		1	0	1	1	0	0		0
1Y		0	0	0	0	0	0		0
2Y		0	0	0	0	0	0
3Y	Poland	0	0	0	0	0	0
5Y		0	0	0	0	0	0
10Y		0	0	0	0	0	0
15Y		0	0	0	0	0	0
		1	0	1	1	0	0	0	0
3M		78	0	78	10	0	68
1Y		264	0	249	0	0	249
2Y		0	0	0	0	0	0
3Y	Portugal	467	126	467	341	0	0
5Y		1,586	442	1,570	1,109	0	18		-3
10Y		972	63	959	902	0	0
15Y		315	311	309	0	0	0
		3,682	942	3,632	2,362	0	335	0	-3

Residual Maturity	Country/Region	GROSS DIRECT LONG EXPOSURES (accounting value gross of specific provisions)		NET DIRECT POSITIONS (gross exposures (long) net of cash short position of sovereign debt to other counterparties only where there is maturity matching)				DIRECT SOVEREIGN EXPOSURES IN DERIVATIVES	INDIRECT SOVEREIGN EXPOSURES IN THE TRADING BOOK
			of which: loans and advances		of which: AFS banking book	of which: FVO(designated at fair value through profit & loss)banking book	of which: Trading book (3)	Net position at fair values(Derivatives with positive fair value + Derivatives with negative fair value)	Net position at fair values(Derivatives with positive fair value + Derivatives with negative fair value)
3M		0	0	0	0	0	0
1Y		0	0	0	0	0	0
2Y		0	0	0	0	0	0
3Y	Romania	0	0	0	0	0	0
5Y		0	0	0	0	0	0
10Y		0	0	0	0	0	0
15Y		0	0	0	0	0	0
		0	0	0	0	0	0	0	0
3M		0	0	0	0	0	0
1Y		0	0	0	0	0	0
2Y		0	0	0	0	0	0
3Y	Slovakia	0	0	0	0	0	0
5Y		0	0	0	0	0	0
10Y		0	0	0	0	0	0
15Y		0	0	0	0	0	0
		0	0	0	0	0	0	0	0
3M		0	0	0	0	0	0
1Y		0	0	0	0	0	0
2Y		0	0	0	0	0	0
3Y	Slovenia	0	0	0	0	0	0
5Y		0	0	0	0	0	0
10Y		0	0	0	0	0	0
15Y		0	0	0	0	0	0
		0	0	0	0	0	0	0	0
3M		1,181	0	1,125	1,085	0	40
1Y		7,126	0	6,505	2,524	0	3,981
2Y		3,556	0	1,780	2,281	0	0
3Y	Spain	5,422	1,769	4,969	3,319	0	0
5Y		6,987	6,190	6,647	628	0	0		-2
10Y		14,893	884	14,271	13,155	0	101
15Y		6,854	4,348	6,511	2,293	0	0
		46,019	13,192	41,807	25,285	0	4,122	0	-2
3M		0	0	0	0	0	0
1Y		0	0	0	0	0	0
2Y		0	0	0	0	0	0
3Y	Sweden	0	0	0	0	0	0
5Y		0	0	0	0	0	0		-1
10Y		0	0	0	0	0	0
15 Y		0	0	0	0	0	0
		0	0	0	0	0	0	0	-1
3M		405	0	17	0	0	17
1Y		1,676	0	1,663	145	0	1,517
2Y		12	0	0	0	0	0
3Y	United Kingdom	336	0	287	0	0	287		0
5Y		20	0	6	0	0	6		-1
10Y		671	0	429	0	0	429		0
15Y		1,155	0	576	0	0	576
		4,274	0	2,978	145	0	2,833	0	-1

TOTAL EEA 30	56,529	14,134	49,348	27,794	0	8,221	0	-55

3M		84	0	84	1	0	83
1Y		124	0	125	45	0	79
2Y		101	0	101	86	0	15
3Y	United States	0	0	0	0	0	0
5Y		11	0	0	8	0	0		-1
10Y		34	0	25	7	0	18
15Y		1,690	0	1,690	1,685	0	5
		2,044	0	2,024	1,832	0	200	0	-1
3M		0	0	0	0	0	0		0
1Y		0	0	0	0	0	0		0
2Y		0	0	0	0	0	0		0
3Y	Japan	0	0	0	0	0	0
5Y		0	0	0	0	0	0
10Y		0	0	0	0	0	0
15Y		0	0	0	0	0	0

Residual Maturity	Country/Region	GROSS DIRECT LONG EXPOSURES (accounting value gross of specific provisions)		NET DIRECT POSITIONS (gross exposures (long) net of cash short position of sovereign debt to other counterparties only where there is maturity matching)				DIRECT SOVEREIGN EXPOSURES INDERIVATIVES	INDIRECT SOVEREIGN EXPOSURES IN THETRADING BOOK
			of which: loans and advances		of which: AFS banking book	of which: FVO(designated at fair value through profit & loss)banking book	of which: Trading book (3)	Net position at fair values(Derivatives with positive fair value + Derivatives with negative fair value)	Net position at fair values(Derivatives with positive fair value + Derivatives with negative fair value)

		0	0	0	0	0	0	0	0
3M		280	0	280	120	0	160
1Y		3,032	0	3,032	0	0	3,032		0
2Y		0	0	0	0	0	0		0
3Y	Other non EEA	0	0	0	0	0	0
5Y	non Emerging countries	0	0	0	0	0	0
10Y		0	0	0	0	0	0
15Y		0	0	0	0	0	0
		3,312	0	3,312	120	0	3,192	0	0
3M		1,078	0	1,078	1,078	0	0
1Y		0	0	0	0	0	0
2Y		0	0	0	0	0	0
3Y	Asia	0	0	0	0	0	0
5Y		0	0	0	0	0	0
10Y		0	0	0	0	0	0
15Y		0	0	0	0	0	0
		1,078	0	1,078	1,078	0	0	0	0
3M		4,198	0	4,198	2,993	0	1,206		-12
1Y		3,662	0	3,662	1,304	0	2,358		-3
2Y		7,569	0	7,569	5,033	0	2,537		2
3Y	Middle and South	15,852	205	15,852	11,973	0	3,675		-3
5Y	America	5,142	717	5,142	3,024	0	1,401		-3
10Y		1,997	102	1,997	751	0	1,143		-10
15Y		2,887	503	2,887	1,834	0	550
		41,308	1,527	41,308	26,912	0	12,869	0	-29
3M		0	0	0	0	0	0
1Y		0	0	0	0	0	0		0
2Y		0	0	0	0	0	0
3Y	Eastern Europe	0	0	0	0	0	0
5Y	non EEA	0	0	0	0	0	0
10Y		0	0	0	0	0	0
15Y		0	0	0	0	0	0
		0	0	0	0	0	0	0	0
3M		0	0	0	0	0	0
1Y		0	0	0	0	0	0		0
2Y		0	0	0	0	0	0
3Y	Others	0	0	0	0	0	0
5Y		0	0	0	0	0	0
10Y		0	0	0	0	0	0
15Y		0	0	0	0	0	0
		0	0	0	0	0	0	0	0

TOTAL	104,271	15,661	97,071	57,736	0	24,482	0	-85

Notes and definitions

(1) The allocation of countries and exposures to macro areas and emerging/non-emerging is according to the IMF WEO country groupings. See: http://www.imf.org/external/pubs/ft/weo/2010/01/weodata/groups.htm

(2) The exposures reported in this worksheet cover only exposures to central and local governments on immediate borrower basis, and do not include exposures to other counterparts with full or partial government guarantees (such exposures are however included in the total EAD reported in the worksheet "4 - EADs").

(3) According to the EBA methodologies, for the trading book assets banks have been allowed to offset only cash short positions having the same maturities (paragraph 202 of the Methodological note).

Pruebas de resistencia 2011-2012

BANCO SANTANDER S.A.

		Escenario de referencia		Escenario adverso
		mill. €	% activos	mill. €	% activos
	A1. Activos crediticios1	-34.298	-3,4%	-44.254	-4,4%
	Soberanos e Instituciones financieras	-27	0,0%	-210	-0,1%
	Empresas	-5.615	-2,2%	-8.176	-3,3%
	Promotores y adjudicados	-4.952	-14,2%	-6.658	-19,1%
BLOQUE A
Deterioro bruto	Pymes	-4.873	-8,4%	-6.755	-11,6%
acumulado 2011-2012	Hipotecas	-2.416	-0,7%	-4.135	-1,2%
	Resto minorista	-16.415	-12,0%	-18.320	-13,4%
	A2. Cartera de negociación y resto de renta variable	-639	-0,1%	-2.420	-0,2%
	A3. DETERIORO BRUTO (A1+A2)	-34.937	-3,4%	-46.674	-4,6%
	1 Incluye inversión crediticia, renta fija distinta a negociación y titulizaciones.
	B1. PROVISIONES ESPECÍFICAS	15.184	1,5%	15.184	1,5%
BLOQUE B	B2. MARGEN DE EXPLOTACIÓN Y OTROS INGRESOS Y GASTOS	41.590	4,1%	41.589	4,1%
Recursos disponibles	B3. EFECTO IMPOSITIVO	-5.046	-0,5%	-2.007	-0,2%
acumulado 2011-2012
	B4. DETERIORO/SUPERÁVIT NETO (A3+B1+B2+B3)	16.792	1,7%	8.092	0,8%

		Escenario de referencia		Escenario adverso
	SITUACIÓN INICIAL 2010	mill. €	% APR 2010	mill. €	% APR 2010
	C1. Core Tier1 dic 2010	41.998	7,1%	41.998	7,1%
	SITUACIÓN FINAL 2012	mill. €	% APR 2012	mill. €	% APR 2012
	C2. Deterioro/Superávit neto (B4)	16.792	2,7%	8.092	1,2%
	C3. Dividendos y otros	586	0,1%	4.274	0,7%
BLOQUE C	C4. Core Tier1 dic 2012 sin RDL 2/2011 y sin ampliaciones de capital2 (C1+C2+C3)	59.374	9,5%	54.364	8,4%
Impacto sobre Core
Tier1 EBA	C5. RDL 2/2011 o ampliaciones de capital	0	0,0%	0	0,0%
	C6. Core Tier1 dic 2012 (C4+C5)	59.374	9,5%	54.364	8,4%
	C7. Capital adicional para alcanzar el Core Tier1 5%	0	0,0%	0	0,0%
	CONSIDERANDO LAS PROVISIONES GENÉRICAS
	C8. Provisiones genéricas3	3.555	0,6%	3.304	0,5%
	C9. Core Tier1 dic 2012 con provisiones genéricas (C6+C8)	62.929	10,1%	57.668	8,9%
	C10. Capital adicional para alcanzar el Core Tier1 5% con provisiones genéricas	0	0,0%	0	0,0%

2. Incluye emisiones de capital y obligaciones convertidas durante el ejercicio de stress cuya decisión se ha tomado entre 01.01.2011 y 30.04.2011.
3. En las entidades IRB, el importe informado corresponde a la parte de las provisiones genéricas no aplicada para cubrir la pérdida esperada de la inversióncrediticia. En todas las entidades, el importe de las provisiones está neto de impuestos.

		Escenario de referencia		Escenario adverso
	SITUACIÓN FINAL 2012 CON OTROS ELEMENTOS QUE ABSORBEN PÉRDIDAS	mill. €	% APR 2012	mill. €	% APR 2012
	D1. Desinversiones y otras decisiones de negocio hasta 30.04.2011	0	0,0%	0	0,0%
BLOQUE D
Otros elementos que	D2. Otros bonos obligatoriamente convertibles	0	0,0%	0	0,0%
absorben pérdidas
	D3. Otros	0	0,0%	0	0,0%
	D4. Core Tier1 dic 2012 con otros elementos que absorben pérdidas (C9+D1+D2+D3)	62.929	10,1%	57.668	8,9%
	D5. Capital adicio. para alcanzar el Core Tier1 5% con otros elem. que absorben pérdidas	0	0,0%	0	0,0%

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander, S.A.

Date:	July 15, 2011	By:	/s/ José Antonio Álvarez
			Name:	José Antonio Álvarez
			Title:	Executive Vice President